Exhibit 99.(a)(1)(H)

EMAIL DATED OCTOBER 13, 2009 TO HOLDERS OF ELIGIBLE OPTIONS

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 12:00, MIDNIGHT EASTERN STANDARD TIME, ON NOVEMBER 12 (THAT IS, ONE MINUTE AFTER 11:59 P.M. ON NOVEMBER 11, 2009)

We are pleased to provide details of the previously announced Stock Option Exchange Program. As you may be eligible to participate, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options” as well as the other offering materials contained in the Schedule TO (Tender Offer) we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the option exchange website referred to below and posted on the front page of the Verenium intranet (Verenium’s portal). These materials will help you to understand fully the risks and benefits of this exchange program and the terms and conditions of our offer.

STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website at https://verenium.equitybenefits.com. If you choose to participate, you can elect to do so through this website as well. To log into the website, please enter your Employee ID (email address) and Password (this is VRNM + the last 4 digits of your social security number). For example, if your social security number is 1234 you would use VRNM1234. If you do not have a social security number, please use the MMYYYY of your birth. For example, if you were born in March of 1970 your password would be 031970. You will be required to change your password if visiting the website for the first time.

ELIGIBILITY

All employees who hold options issued under the Verenium 2007 Equity Incentive Plan, the Verenium 2005 Non-Employee Directors’ Equity Incentive Plan, the Verenium 1997 Equity Incentive Plan, the Verenium 1999 Non-Employee Director Equity Incentive Plan, the BC International Corporation 2006 Equity Incentive Plan, the BC International Corporation 2004 Equity Incentive Plan, and the BC International Corporation 1998 Stock Plan with an exercise price greater than $5.01 per share, which equals the closing price of Verenium’s common stock on October 12, 2009, and who are continuously employed by Verenium throughout the offering period are eligible.

EXCHANGE DETAILS

•	Exchange Ratio: Options will be exchanged for new options covering an equal or lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exercise Price	Exchange Ratio (New Options- for-Eligible Options)	Example
$5.02 - $ 47.99	1-for-1	100 New Options issued in exchange for 100 Eligible Options
$48.00 - $95.99	1-for-1.5	100 New Options issued in exchange for 150 Eligible Options
>=$96.00	1-for-2	100 New Options issued in exchange for 200 Eligible Options

Some key features of the new options will include:

•	Type of Option: Non-qualified stock options

•	Vesting Period:

Employees: Fifty percent of the new options will remain subject to the vesting schedule of those options that are surrendered, and the remaining 50% of the new options will be subject to an additional two years of vesting.

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Option Term: Once vested, the options may be exercised at any time prior to the ten-year anniversary of the new grant date, unless the options terminate earlier in accordance with the terms of our 2007 Equity Incentive Plan.

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Strike Price: Closing sale price of Verenium’s common stock, as reported on the NASDAQ Global Market, on the grant date of the new options, which will be the first trading day following the closing of the offering period, which we currently expect to be November 13, 2009.

TIMING

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The offering period begins now and will end at 12:00 Midnight, Eastern Standard Time, on November 12, 2009, (that is, one minute after 11:59 p.m. on November 11, 2009) unless Verenium is required or decides to extend the offering period to a later date.

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Employees who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. If you do not wish to make your election via the website or are unable to use the electronic system for any reason, you must contact us by telephone at (617) 674-5319 to request a written election form, which you must complete and return to us as directed. We will not accept any elections after 12:00 Midnight, Eastern Standard Time, on November 12, 2009, (that is, one minute after 11:59 p.m. on November 11, 2009), unless Verenium is required or opts to extend the offering period to a later date.

•	Based on our expected timeline, employees will be granted a new option in exchange for each eligible option tendered for exchange on or before November 12, 2009.

HOW TO LEARN MORE

The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program and we encourage you to carefully read the Offering Materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.

Verenium makes no recommendation as to whether you should participate in the option exchange program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.

We have scheduled an all-company meeting to review the Option Exchange Program and will make a recording of that meeting available on the Verenium portal. If you have any questions about the option exchange program website, please send your inquiry via email to tenderoffer@verenium.com or contact Kelly Resnick at (617) 674-5319.

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